EXHIBIT 99.1

NXT Energy Solutions Acquires Complete Ownership of SFD Technology Including All Remaining SFD Application Rights

CALGARY, AB, December 23, 2025 – NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX: SFD; OTCQB: NSFDF) is pleased to announce that it has acquired the remaining rights to the SFD® technology previously owned by the heir of its founder and former NXT CEO, Mr. George Liszicasz.

As a result of this transaction, NXT now holds full ownership of the SFD® technology across all present and future applications, sensor uses, and geophysical targets, including, but not limited to mineral systems and other strategic subsurface resources. Prior to this acquisition, NXT held ownership of the SFD® technology for hydrocarbon and geothermal applications.

“Consolidating full ownership of SFD® technology under NXT simplifies our path forward,” said Bruce Wilcox, NXT’s Chief Executive Officer. “While our primary focus remains on serving the energy industry, this positions us to explore adjacent opportunities as they arise.”

The transaction was completed on arm’s-length terms. The heir of Mr. George Liszicasz remains a significant shareholder of NXT.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

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Contact Information

For investor and media inquiries please contact:

Michael Baker
Investor Relations
302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4
+1 403 264 7020
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws.  Forward-looking information typically contains statements with words such as “accelerate”, “ability to”, “advance”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “preparation”, “propose”, “schedule”, “shall”, “unlock”, “will” or similar words suggesting future outcomes or an outlook.  Forward-looking information in this press release includes, but is not limited to, information regarding: Consolidating full ownership of SFD® technology under NXT simplifies our path forward and the ability to explore adjacent opportunities. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2024, and MD&A for the three months ended September 30, 2025, which have been filed electronically on SEDAR+ located at www.sedarplus.ca. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

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